EXPENSE LIMITATION AGREEMENT

FOR ULTIMUS MANAGERS TRUST

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”), dated October 29, 2018, is made and entered into by and between the ULTIMUS MANAGERS TRUST, an Ohio business trust (the “Trust”), on behalf of each series of the Trust set forth on Schedule A attached hereto (each a “Fund”), and Edge Capital Group, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Adviser has previously served as the investment adviser of the Fund pursuant to an interim Investment Advisory Agreement, dated August 1, 2018 between the Trust, on behalf of the Fund, and the Adviser (the “Interim Advisory Agreement”) after the assignment by Edge Advisors, LLC, the Adviser’s predecessor in interest (the “Prior Adviser”), of that certain Investment Advisory Agreement between the Prior Adviser and the Trust, on behalf of the Fund (the “Original Advisory Agreement”) ; and

WHEREAS, the Trust and Prior Adviser entered into that certain Second Amended and Restated Expense Limitation Agreement, dated July 24, 2018 (the “Original ELA”), under which the Prior Adviser agreed to limit the expenses of the Fund in order to maintain the Fund’s expense ratio within a certain operating limit; and

WHEREAS, the Trust and the Adviser entered into that certain Interim Expense Limitation Agreement, dated August 1, 2018 (the “Interim ELA”), under which the Adviser agreed to limit the expenses of the Fund in order to maintain the Fund’s expense ratio within a certain operating limit; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of each Fund in order to help maintain the Fund’s expense ratio within a certain operating expense limit; and

WHEREAS, the Fund may, from time to time, invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds, such underlying investments (collectively referred to herein as “Acquired Funds”);

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.          The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of each Fund, through the applicable termination date set forth on Schedule A, to the extent necessary to limit the total operating expenses of each class of shares of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), to the amount of the “Maximum Operating Expense Limit” applicable to each Fund and each class of shares thereof as set forth on the attached Schedule A.

2.          The applicable Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof, Section 1 of the Original ELA or Section 1 of the Interim ELA) that, but for Section 1 hereof, Section 1 of the Original ELA or Section 1 of the Interim ELA, would have been payable by the applicable Fund to the Adviser or the Prior Adviser (in the case of the Original ELA) pursuant to the Advisory Agreement , the Interim Advisory Agreement or the Original Advisory Agreement or which have been reimbursed in accordance with Section 1 hereof , Section 1 of the Original ELA or Section 1 of the Interim ELA (the “Deferred Fees”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the applicable Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the applicable Fund) that is equal to or less than the “Maximum Operating Expense Limit” of the respective class of shares of the applicable Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by the applicable Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business) do not exceed (x) the “Maximum Operating Expense Limit” for the respective class of shares of the applicable Fund then in effect and (y) the Maximum Operating Expense Limit for the respective class of shares of the applicable Fund in effect at the time the expenses to be repaid were incurred. It being understood and agreed for purposes of (y) above, that with respect to Deferred Fees incurred under the Interim ELA or the Original ELA, the Maximum Operating Expense Limit shall have the meaning assigned to such term under the Interim ELA or Original ELA, as applicable.

Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the applicable Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. Notwithstanding anything to the contrary in this Agreement, in no event will one Fund be obligated to pay any Deferred Fees with respect to any other series of the Trust.

3.          This Agreement with respect to each Fund shall continue in effect until the applicable termination date set forth on Schedule A and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the applicable Fund. Any termination pursuant to this Section 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. This Agreement will terminate automatically as to a Fund if the Advisory Agreement to that Fund is terminated. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that (i) it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement and (ii) the obligations under Section 2 hereof shall cease and terminate as to each of the Funds if the entire Agreement is terminated, and if the entire Agreement is not terminated, as to each Fund with respect to which the Agreement is terminated.

4.          The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

5.          This agreement may be modified only at the request of either party and with the approval of the Board of Trustees (the “Board”).

Nothing herein contained shall be deemed to require the Trust or any Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement for the applicable Fund or the 1940 Act.

Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the applicable Fund.

[Signatures on Following Page]

Signature Page to Expense Limitation Agreement Dated October 29, 2018

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ULTIMUS MANAGERS TRUST		EDGE CAPITAL GROUP, LLC

By:	/s/ David R. Carson	By:	/s/Harry M. Jones
Name:	David R. Carson	Name:	Harry M. Jones
Title:	President	Title:	Managing Partner

SCHEDULE A

to

EXPENSE LIMITATION AGREEMENT

Dated October 29, 2018

for

ULTIMUS MANAGERS TRUST

Fund Name	Class	Maximum Operating Expense Limit*	Termination Date
Blue Current Global Dividend Fund	Institutional	0.99%	January 1, 2020
	Investor	1.24%	January 1, 2020

*	Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business.

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